August 15, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ETFS Trust: Initial Registration Statement on Form N-1A (File Nos.333- and 811-22986)

Ladies and Gentlemen:

On behalf of our client, ETFS Trust (the “Trust”), we are filing, pursuant to the Securities Act of 1933, and under the Investment Company Act of 1940, the Trust’s registration statement on Form N-1A, together with exhibits thereto.

Please contact me at (202) 373-6799 with your questions or comments.

Sincerely,

/s/ W. John McGuire
W. John McGuire